General Money Market Fund, Inc.

ANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for General Money Market Fund, Inc., covering the 12-month period from December 1, 2006, through November 30, 2007.

The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the taxable bond market has affected virtually all areas of the financial markets, including, to some extent, money market funds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, "liquid asset" investments such as money market funds realized tremendous inflows of assets from investors affected by the heightened volatility and from those simply awaiting a clearer picture by the Fed on the direction of the U.S. economy.

Although we expect slower financial conditions in 2008, lower short-term interest rates from the Fed may help forestall a technical recession. As was widely anticipated, at its December 11 meeting the Fed took action and lowered its overnight rate to 4.25%. Despite this recent rate cut, investors will continue to closely monitor the credit markets and signals by the Fed on the state of the U.S economy in 2008. During times like these, it is a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by Bernard W. Kiernan, Jr., Senior Portfolio Manager

Fund and Market Performance Overview

Although money market yields remained relatively stable over the first half of the reporting period, a credit crisis in U.S. fixed-income markets and slowing economic growth prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates over the reporting period's second half.

For the 12-month period ended November 30, 2007, General Money Market Fund produced yields of 4.54% for Class A shares and 4.31% for Class B shares. Taking into account the effects of compounding, the fund's Class A and B shares produced effective yields of 4.64% and 4.40%, respectively.[1]

The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital. To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities. These include securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches, repurchase agreements, including tri-party repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

A Worsening Credit Crisis Prompted Fed Intervention

The U.S. economy showed signs of a moderate slowdown at the end of 2006 as housing markets softened. Inflationary pressures were relatively mild, and the Fed appeared comfortable maintaining a target of 5.25% for the overnight federal funds rate.

In the spring, however, the core personal consumption price index rose, suggesting that inflation could be a more persistent problem than expected. By June, signs of stronger economic growth caused the Fed to state that it was not yet convinced of the sustainability of lower inflationary pressures. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

The summer of 2007 proved to be a difficult time for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk in July, as a result of rising delinquencies and defaults from the sub-prime mortgage sector. Sales of existing homes and new single-family homes dropped significantly. Tightness in the credit markets created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, it reduced the discount rate by 50 basis points on August 17. The Fed followed up in September with an additional reduction of 50 basis points in the discount rate and a reduction of 50 basis points in the federal funds rate to ease conditions in the money markets and prevent a spillover into the broader economy. These moves appeared to be warranted, as fallout from the sub-prime mortgage crisis included billions in subprime-related asset write-downs by financial institutions, a sharp increase in foreclosure filings and a surge in canceled home sales contracts.

In October, the economy continued to show signs of weakness, including reports of a tepid September increase in consumer spending of 0.3% as crude oil prices rose above $95 per barrel. Yet, the Commerce Department estimated that U.S. GDP grew at a stronger-than-expected 4.9% annualized rate in the third quarter. Nonetheless, the Fed again cut the federal funds rate, this time by 25 basis points, with the Fed stating that it expected slower economic growth due to the intensification of the housing correction, but that it regarded the risks of recession and inflation as balanced.

November witnessed further deterioration in the financial markets as recession concerns intensified amid additional announcements of write-downs among major banks and brokerage firms. In addition, it was announced that sales of existing homes fell in October to its lowest level since recordkeeping began eight years earlier, with the median home price sliding 5.1% over the previous 12 months.

Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors shifted assets from riskier investments to money market funds. In this environment, we increased the fund's weighted average maturity toward a position we considered slightly longer than industry averages.

At its meeting on December 11, after the reporting period's end the Fed reduced the federal funds rate by another 25 basis points to 4.25% in a move that was widely expected by investors. The likelihood of additional rate cuts in 2008 probably will depend on incoming data, which the Fed and other market participants are monitoring closely.

December 17, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided for the fund's Class B shares reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced an annualized yield of 4.30% and an annualized effective yield of 4.39%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General Money Market Fund, Inc. from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 4.01	$ 5.17
Ending value (after expenses)	$1,022.90	$1,021.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

	Class A	Class B
Expenses paid per $1,000†	$ 4.00	$ 5.16
Ending value (after expenses)	$1,021.11	$1,019.95

† *Expenses are equal to the fund's annualized expense ratio of .79% for Class A and 1.02% for Class B multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007

Negotiable Bank Certificates of Deposit—41.7%	Principal Amount ($)	Value ($)
Allied Irish Banks PLC (Yankee) 4.90%, 5/29/08	200,000,000	200,009,758
American Express Company 4.85%, 5/22/08	163,000,000	163,000,000
Banca Monte dei Paschi di Siena SpA (London) 5.10%–5.80%, 12/13/07–2/22/08	300,000,000	300,002,594
Bank of Ireland (Yankee) 4.85%, 5/23/08	150,000,000 [a]	150,000,000
Bank of Nova Scotia (Yankee) 4.75%, 12/24/07	200,000,000	200,000,000
Bank of Scotland (London) 5.10%, 12/17/07	25,000,000	25,000,000
Bank of Scotland PLC (Yankee) 4.73%–5.05%, 2/22/08–4/30/08	300,000,000	300,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee) 4.77%, 4/30/08	300,000,000	300,000,000
Barclays Bank PLC (Yankee) 5.08%, 3/19/08	280,000,000	280,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee) 5.07%, 3/25/08	50,000,000	50,000,000
DEPFA BANK PLC (Yankee) 5.05%, 1/25/08	175,000,000 [a]	175,000,000
HBOS Treasury Services PLC (London) 5.80%, 12/11/07	150,000,000	150,000,000
Mizuho Corporate Bank (Yankee) 4.88%, 1/2/08	200,000,000	200,000,000
Natixis (Yankee) 4.58%–5.19%, 12/3/07–2/19/08	450,000,000 [b]	449,983,524
Regions Bank 4.65%, 5/9/08	38,000,000	38,000,000
Royal Bank of Scotland PLC (Yankee) 5.20%–5.68%, 12/14/07–1/10/08	250,000,000	250,000,000
Skandinaviska Enskilda Banken AB (Yankee) 5.02%–5.20%, 1/7/08–4/18/08	265,000,000	265,000,000
Societe Generale (Yankee) 5.20%, 1/4/08	100,000,000	100,000,000
Swedbank (ForeningsSparbanken AB) (Yankee) 5.12%, 4/7/08	80,000,000	80,000,000
UBS AG (Yankee) 5.06%–5.50%, 3/12/08–3/19/08	455,000,000	455,000,000

Negotiable Bank Certificates of Deposit (continued)	Principal Amount ($)	Value ($)
UniCredito Italiano SpA (London) (Yankee) 5.24%–5.34%, 12/4/07–12/21/07	100,000,000	100,000,000
Total Negotiable Bank Certificates of Deposit (cost $4,230,995,876)		**4,230,995,876**

Commercial Paper–37.2%		
Allied Irish Banks N.A. Inc. 4.81%–5.63%, 12/11/07–5/21/08	56,000,000	55,537,217
Amsterdam Funding Corp. 5.13%–5.14%, 12/14/07–1/9/08	135,000,000 [a]	134,385,335
ASB Finance Ltd. 4.80%–5.34%, 12/5/07–5/7/08	350,000,000 [a]	345,868,097
Atlantis One Funding Corp. 5.29%, 1/4/08	425,000,000 [a]	422,904,750
Bank of Ireland 4.80%, 2/6/08	300,000,000 [a]	297,353,500
Barclays U.S. Funding Corp. 5.16%, 4/3/08	168,000,000	165,089,307
Canadian Imperial Bank of Commerce 4.80%, 4/9/08	400,000,000	393,203,889
Cancara Asset Securitisation Ltd. 5.27%, 12/20/07	23,000,000 [a]	22,936,878
Citigroup Funding Inc. 5.34%, 1/22/08	140,000,000	138,947,433
CRC Funding LLC 5.20%, 1/25/08–1/28/08	210,530,000 [a]	208,814,695
Dexia Delaware LLC 5.08%, 12/7/07	100,000,000	99,916,000
FCAR Owner Trust, Ser. II 5.34%, 1/18/08	300,000,000	297,918,000
JPMorgan Chase & Co. 5.04%–5.15%, 2/4/08–4/1/08	313,000,000	309,303,862
Old Line Funding LLC 5.14%, 12/13/07	17,726,000 [a]	17,695,866
Santander Central Hispano Finance (Delaware) Inc. 5.51%–5.70%, 12/13/07–3/14/08	146,000,000	144,256,557

Commercial Paper (continued)	Principal Amount ($)		Value ($)
Skandinaviska Enskilda Banken AB 4.74%, 4/25/08	30,000,000		29,437,292
Societe Generale N.A. Inc. 5.11%–5.85%, 12/7/07–12/17/07	350,000,000		349,599,305
Solitaire Funding Ltd. 5.63%, 12/18/07	100,000,000	a	99,737,917
Swedbank (ForeningsSparbanken AB) 5.22%, 1/4/08	75,000,000		74,635,208
Toronto-Dominion Holdings USA Inc. 4.85%, 5/27/08	87,000,000		84,965,312
Windmill Funding Corp. 5.14%, 12/4/07–12/5/07	74,100,000	a	74,062,841
Total Commercial Paper (cost $3,766,569,261)			**3,766,569,261**

Corporate Notes—11.4%			
Calyon 4.55%, 3/10/08	230,000,000	b	229,988,387
Commonwealth Bank of Australia 4.81%, 12/24/07	45,000,000	b	45,000,000
Fifth Third Bancorp 4.79%, 12/25/07	100,000,000	b	100,000,000
Harrier Finance Funding Ltd. 4.57%, 2/27/08	195,000,000	a,b	194,996,474
M&I Marshall & Ilsley Bank Milwaukee, WI 4.84%, 2/15/08	70,000,000	b	69,998,364
Morgan Stanley 4.81%, 12/4/07	100,000,000	b	100,000,000
Royal Bank of Scotland PLC 4.78%, 12/21/07	210,000,000	b	210,000,000
Wells Fargo & Co. 4.74%, 12/4/07	100,000,000	b	100,000,000
Westpac Banking Corp. 4.65%, 12/17/07	100,000,000	b	100,000,000
Total Corporate Notes (cost $1,149,983,225)			**1,149,983,225**

Promissory Note–2.0%	Principal Amount ($)	Value ($)

Goldman Sachs Group Inc.
  5.07%, 6/17/08
  (cost $200,000,000)
	200,000,000 ᶜ	**200,000,000**

Time Deposits–2.3%		
Key Bank U.S.A., N.A. (Grand Cayman) 4.63%, 12/3/07	145,000,000	145,000,000
Regions Bank (Grand Cayman) 4.69%, 12/3/07	90,000,000	90,000,000
Total Time Deposits (cost $235,000,000)		**235,000,000**
Repurchase Agreements–5.0%		

Bear Stearns Cos. Inc.
  4.80%, dated 11/30/07, due 12/3/07 in the amount of
  $225,090,000 (fully collateralized by $9,518,497
  Federal Home Loan Mortgage Corp., 6%, due 11/1/37,
  value $9,649,068 and $706,720,000 Federal National
  Mortgage Association, 6%-7%, due 12/1/13-11/1/37,
  value $219,851,674)
	225,000,000	225,000,000

Credit Suisse (USA) Inc.
  4.84%, dated 11/30/07, due 12/3/07 in the amount of
  $30,012,094 (fully collateralized by $30,935,000
  Federal Home Loan Bank, 0%, due 2/29/08,
  value $30,603,996)
	30,000,000	30,000,000

Deutsche Bank Securities
  4.81%, dated 11/30/07, due 12/3/07 in the amount of
  $60,024,038 (fully collateralized by $386,849,035
  Corporate Bonds, 0%-11.468%, due 8/15/11-8/25/47,
  value $61,800,001)
	60,000,000	60,000,000

Greenwich Capital Markets
  4.79%, dated 11/30/07, due 12/3/07 in the amount of
  $20,007,979 (fully collateralized by $20,025,000
  Federal National Mortgage Association, 6%, due
  10/1/37, value $20,401,482)
	20,000,000	20,000,000

Merrill Lynch & Co. Inc.
  4.84%, dated 11/30/07, due 12/3/07 in the amount of
  $130,052,406 (fully collateralized by $152,084,000
  Corporate Bonds, 6.35%-8.90%, due 8/1/11-1/15/32,
  value $136,502,171)
	130,000,000	130,000,000

Repurchase Agreements (continued)	Principal Amount ($)	Value ($)
UBS Securities LLC		
4.79%, dated 11/30/07, due 12/3/07 in the amount of $40,015,958 (fully collateralized by $29,143,000 Corporate Bonds, 2.50%-7%, due 1/15/11-10/1/23, value $41,204,581)	40,000,000	40,000,000
Total Repurchase Agreements (cost $505,000,000)		**505,000,000**
Total Investments (cost $10,087,548,362)	**99.6%**	**10,087,548,362**
Cash and Receivables (Net)	**.4%**	**42,660,339**
Net Assets	**100.0%**	**10,130,208,701**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $2,143,756,353 or 21.2% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. This security was acquired on 9/21/2007 at a cost of $200,000,000. At November 30, 2007, the aggregate value of this security was $200,000,000 representing 2.0% of net assets and is valued at amortized cost.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	81.3	Asset-Backed/Single Seller	2.9
Asset-Backed/Multi-Seller Programs	5.5	Asset-Backed/Structured	
Repurchase Agreements	5.0	Investment Vehicles	1.9
Brokerage Firms	3.0		**99.6**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments–Note 1(b)	10,087,548,362	10,087,548,362
Cash		13,789,442
Interest receivable		37,121,600
Prepaid expenses		513,247
		10,138,972,651
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		8,273,906
Payable for shares of Common Stock redeemed		160,639
Accrued expenses		329,405
		8,763,950
Net Assets ($)		**10,130,208,701**
Composition of Net Assets ($):		
Paid-in capital		10,132,312,947
Accumulated net realized gain (loss) on investments		(2,104,246)
Net Assets ($)		**10,130,208,701**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	1,039,268,100	9,090,940,601
Shares Outstanding	1,039,684,905	9,092,628,042
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2007

Investment Income ($):	
Interest Income	**532,998,955**
Expenses:	
Management fee–Note 2(a)	49,987,097
Shareholder servicing costs–Note 2(c)	28,599,229
Distribution, service and prospectus fees–Note 2(b)	20,158,187
Registration fees	773,900
Directors' fees and expenses–Note 2(d)	553,005
Shareholders' reports	342,720
Custodian fees–Note 2(c)	301,388
Professional fees	65,016
Miscellaneous	184,590
Total Expenses	**100,965,132**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(1,395,763)
Net Expenses	**99,569,369**
Investment Income–Net, representing net increase in net assets resulting from operations	**433,429,586**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007	2006[a]
Operations ($):		
Investment Income-Net, representing net increase in net assets resulting from operations	**433,429,586**	**359,591,425**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A Shares	(39,706,887)	(41,307,338)
Class B Shares	(393,722,699)	(318,284,081)
Class X Shares	−	(6)
Total Dividends	**(433,429,586)**	**(359,591,425)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A Shares	4,523,463,194	6,846,350,102
Class B Shares	26,317,753,586	24,732,416,062
Dividends reinvested:		
Class A Shares	38,595,101	40,838,679
Class B Shares	392,935,531	317,075,038
Class X Shares	−	3
Cost of shares redeemed:		
Class A Shares	(4,545,362,298)	(6,958,647,316)
Class B Shares	(26,109,692,097)	(24,075,912,494)
Class X Shares	−	(1,004)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**617,693,017**	**902,119,070**
Total Increase (Decrease) in Net Assets	**617,693,017**	**902,119,070**
Net Assets ($):		
Beginning of Period	9,512,515,684	8,610,396,614
End of Period	**10,130,208,701**	**9,512,515,684**

[a] *Effective January 31, 2006, Class X shares are no longer offered by the fund.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.045	.042	.023	.006	.006
Distributions:					
Dividends from investment income−net	(.045)	(.042)	(.023)	(.006)	(.006)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.64	4.28	2.32	.56	.56
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.79	.78	.79	.78	.77
Ratio of net expenses to average net assets	.79	.78	.79	.78	.77
Ratio of net investment income to average net assets	4.54	4.18	2.28	.55	.57
Net Assets, end of period ($ x 1,000)	1,039,268	1,022,572	1,094,031	1,153,901	1,277,956

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class B Shares	Year Ended November 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.043	.040	.021	.003	.003
Distributions:					
Dividends from investment income−net	(.043)	(.040)	(.021)	(.003)	(.003)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.40	4.05	2.09	.34	.33
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.02	1.03	1.03	1.01
Ratio of net expenses to average net assets	1.02	1.01	1.01	1.00	1.00
Ratio of net investment income to average net assets	4.32	3.98	2.06	.32	.33
Net Assets, end of period ($ x 1,000)	9,090,941	8,489,944	7,516,365	4,956,821	5,633,657

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

General Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 25.5 billion shares of $.001 par value Common Stock. The fund currently offers two classes of shares: Class A (12 billion shares authorized) and Class B (13.5 billion shares authorized). Class A and Class B shares are identical except for the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Class A shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act, Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended November 30, 2007, sub-accounting service fees amounted to $4,561,647 for Class B shares and are included in shareholder servicing costs. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from the settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The fund has an unused capital loss carryover of $2,104,246 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2007. If not applied, $3,739 of the carryover expires in fiscal 2008, $10,418 expires in fiscal 2011, $256,218 expires in fiscal 2012 and $1,833,871 expires in fiscal 2013.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006, were all ordinary income.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended November 30, 2007, there was no expense reimbursement pursuant to the Agreement.

(b) Under the Service Plan with respect to Class A (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class A shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and implementing and operating the Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005% of the average daily net assets of Class A. In addition, Class A shares pay the Distributor for distributing their shares, servicing shareholder accounts ("Servicing") and advertising and marketing relating to Class A shares at an aggregate annual rate of .20% of the value of the average daily net assets of Class A. The Distributor may pay one or more Service Agents a fee in respect of Class A shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The schedule of such fees and the basis upon which such fees will be paid shall be determined from time to time by the Distributor. If a holder of Class A shares ceases to be a client of a Service Agent, but continues to hold Class A shares, the Distributor will be permitted to act as a Service Agent in respect of such fund shareholders and receive payments under the Plan for Servicing. The fees payable for Servicing are payable without regard to actual expenses incurred. During the period ended November 30, 2007, Class A shares were charged $1,762,490 pursuant to the Plan.

Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20% of the value of the average daily net assets of Class B. During the period ended November 30, 2007, Class B shares were charged $18,395,697 pursuant to the Class B Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, Class A shares were charged $345,282 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of these services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2006 through May 1, 2007 to reduce the expenses of Class B shares if the aggregate expenses of Class B shares, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.01% of the value of the average daily net assets of Class B shares. The Manager has currently undertaken from May 2, 2007 through November 30, 2007 to reduce the expenses of Class B if the aggregate expenses of Class B, exclusive of expenses as described above, exceed an annual rate of 1.02% of the value of the average daily net assets of Class B shares. Such expense limitations are voluntary, temporary and may be terminated at any time. During the period ended November 30, 2007, Class B shares were charged $22,808,237 pursuant to the Shareholder Services Plan, of which $1,395,763 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $341,302 pursuant to the transfer agency agreement.

Effective July 1 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $124,989 for providing custodial services for the fund for the five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $176,399 for custody services to the fund for the seven months ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $4,166,871, Rule 12b-1 distribution fees $1,671,066, shareholder services plan fees $2,243,728, custody fees $251,011, chief compliance officer fees $3,214 and transfer agency per account fees $51,316, which are offset against an expense reimbursement currently in effect in the amount of $113,300.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
General Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of General Money Market Fund, Inc., including the statement of investments, as of November 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of General Money Market Fund, Inc. at November 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 84.81% of ordinary income dividends paid during the fiscal year ended November 30, 2007 as qualifying interest related dividends.

At a meeting of the Board of Directors held on July 24, 2007, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Board noted that the fund's shares are sold primarily through institutional channels and often serve as a "sweep vehicle" for use by third party broker-dealers for their customers. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee and Expense Ratio. The Board members reviewed reports prepared by Lipper, Inc. an independent provider of investment company data, comparing the fund's performance to a group of comparable funds (the "Performance Group") and to a broader group of funds (the "Performance Universe") selected by Lipper. The Board had been provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members noted that the fund's performance for various periods ended May 31, 2007 was slightly lower than the Performance Group median for each reported time period except the ten-year period, when it was equal to the median. The Board members noted that the fund's performance was equal to or higher than the Performance Universe median for each reported time period. The Board members discussed with representatives of the Manager the reasons for the fund's under-performance compared to the Performance Group medians during the applicable periods and the Manager's efforts to improve performance. The Board members noted the fund's close proximity to the Performance Group medians when the fund underperformed compared to those medians. The Board members also received a presentation from the fund's primary portfolio manager during which he discussed the fund's investment strategy and the factors that affected fund performance.

The Board members also discussed the fund's management fee and expense ratio as compared to a comparable group of funds (the "Expense Group") that was composed of the same funds included in the Performance Group and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund's management fee was higher than the Expense Group and Expense Universe medians and that the fund's total expense ratio was slightly higher than the Expense Group median and lower than the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and included in the same Lipper category, as the fund (the "Similar Funds"). The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fees. Representatives of the Manager informed the Board members that there were no separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and its affiliates from acting as investment adviser to the fund and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services. The Board members also discussed the profitability percentages determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the services provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the Manager's efforts to improve performance as discussed at the meeting, and noted the fund's close proximity to the Performance Group medians when the fund underperformed compared to those medians.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 164

Clifford L. Alexander, Jr. (74)
Board Member (1981)

Principal Occupation During Past 5 Years:
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
- Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 51

David W. Burke (71)
Board Member (2007)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 86

Peggy C. Davis (64)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 63

Diane Dunst (68)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 23

——————————

Ernest Kafka (74)
Board Member (1981)

Principal Occupation During Past 5 Years:
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

No. of Portfolios for which Board Member Serves: 23

——————————

Nathan Leventhal (64)
Board Member (1989)

Principal Occupation During Past 5 Years:
• Commissioner, NYC Planning Commission (March 2007-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)

Other Board Memberships and Affiliations:
• Movado Group, Inc., Director
• Mayor's Committee on Appointments, Chairman

No. of Portfolios for which Board Member Serves: 23

——————————

Jay I. Meltzer (79)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 23

Daniel Rose (78)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 33

——————————

Warren B. Rudman (77)
Board Member (2007)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Boston Scientific, Director
• Stonebridge International LLC, Co-Chairman

No. of Portfolios for which Board Member Serves: 33

——————————

Sander Vanocur (79)
Board Member (2007)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 33

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

General Money Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: GMMXX   Class B: GMBXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0196AR1107